AQUAMER MEDICAL CORP.
8 Algonquian Drive
Natick, Massachusetts 01760

November 17, 2010

Mr. Kevin L. Vaughn

Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:                             Aquamer Medical Corp.

Form 10-K for the Year Ended December 31, 2009

Filed April 15, 2010

Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010

Form 8-K filed on August 20, 2010

File No. 000-52327

Dear Mr. Vaughn:

Aquamer Medical Corp.  (“Aquamer”, the “Company” or “we”) hereby provides for review by the U. S. Securities and Exchange Commission  (the “Commission”) responses to comments issued by the staff of the Commission (the “Staff”) contained in your letter dated November 9, 2010 (the “Comment Letter”).

Form 10-K for the Year Ended December 31, 2009

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended

1.  We note your response to prior comment 2 and footnotes 7 and 8 on page 18 of the preliminary proxy statement you filed on November 5, 2010.  If James Bolton beneficially owned the shares held in the name of ThermaFreeze, those shares must be included in his total ownership in the table.  In this regard, please provide us your analysis of how the previous sentence of this comment affects your disclosure required by Regulation S-K Item 405.

Response:  The Company did not include the shares held in the name of ThermaFreeze in the total shares beneficially owned by James Bolton as the Company concluded that the directors and officers of ThermaFreeze, solely by reason of their status as such, should not be deemed beneficial owners of the shares of the Company’s securities that ThermaFreeze beneficially owns.  While the power to vote or sell the Company’s securities is held by ThermaFreeze itself, to the Company’s knowledge, none of the officers or directors of ThermaFreeze individually holds such power.  To the knowledge of the Company, ThermaFreeze is governed by its board of directors, which, to the knowledge of the Company, can only act by majority vote and consisted of three directors on October 15, 2010, the date as of which information is provided in the beneficial ownership table in the Company’s proxy statement.  To the knowledge of the Company, the executive officers of ThermaFreeze are subject to the oversight of the board in the performance of their actions on ThermaFreeze’s behalf, and no single shareholder of ThermaFreeze has the power to remove any of the directors of ThermaFreeze.

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987).  In this No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company.  Five trustees, who could only act by majority vote, administered each such plan.  No trustee could act individually to vote or sell shares held by the plans, and no director could act individually to remove a trustee, which the Staff particularly noted as part of the basis for its response.  We also believe the “rule of three,” discussed in §2.03[i] of Romeo & Eye’s Section 16 Treatise and Reporting Guide as based on the Southland Corp. No-Action Letter likewise supports our view.  As this rule is stated in Romeo & Dye, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

Amendment 1 to the Form 10-Q for the Quarter Ended March 31, 2010

Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp.

2.  We note your response to prior comment 3.  Please amend this filing and your June 30, 2010 Form 10-Q to include the revised disclosures similar to the proposed disclosures included within your responses.

Response: The Company will amend its Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010 with revised disclosures similar to the proposed disclosures included within its responses to prior comment 3.

Form 8-K filed on August 20, 2010

3. We note your response to prior comment 4. We note that you are planning on accounting for the transaction with Urban Agriculture Corporation (UAC) on a historical cost basis.  Please provide to us amore detailed analysis on why you are planning to account for this transaction at historical cost.  Within your analysis, please explain to us how you determined that historical cost in the UAC transaction is the equivalent to fair value.  Refer to the guidance in Topic 820 of the FASB Accounting Standards Codification.

Response:  The intangible asset included in the UAC transaction is the license agreement with TerraSphere Systems LLC.  On May 1, 2010 UAC agreed to license proprietary technology from TerraSphere.  The cost for the license was $1,000,000.  The Company has first right of refusal to acquire licenses in New Jersey, Pennsylvania and California for $1,000,000 per license.  The technology is proprietary and unique. The license is intended to be used by the licensee in the jurisdiction provided under the agreement.  The technology used under the license can not be disclosed or transferred to a third party without prior written consent of the licensor.  Nothing occurred between May 1, 2010 and the asset acquisition date to enhance the license value. Given these factors, combined with the brief period (fifteen weeks) from original purchase by UAC to the Aquamer transaction date (August 16, 2010) the $1,000,000 historical cost is the fair value of the asset.

4. We note that you filed a Form 8-K filed on October 29, 2010 that contained pro forma financial information pursuant to Rule 8-05 of Regulation S-X related to your transaction with UAC.  However, we do not see where you have filed historical audited financial statements pursuant to Rule 8-04 of Regulation S-X.  Please provide us with your analysis as to whether the acquisition of UAC meets the definition of a business under rule 11-01(d) of Regulation S-X, for which separate audited financial statements would be required.

Response:  As discussed below, UAC does not meet the definition of a business under Rule 11-01(d) of Regulation S-X (“Rule 11-01(d)”).  Accordingly the pro forma financial information provided in Form 8-K does not require historical audited financial statements pursuant to Rule 8-04 of Regulation S-X.  Rule 11-01(d) provides that the term business should be evaluated in light of the facts and circumstances involved in an acquired entity’s operations.  In particular, Rule 11-01(d) provides that whether an acquired entity constitutes a business should be evaluated in terms of several attributes.  In reviewing the attributes outlined in Rule 11-01(d), UAC does not currently have; a) revenue producing activities, b) physical facilities, c) a market distribution system, d) sales force or e) customer base.  The attributes not currently in existence outweigh the attributes that do exist with UAC (certain employees, operating rights, production techniques and trade name) in establishing whether UAC meets the definition of a business under Rule 11-01(d).

5.              Further to the above, we note from your response to prior comment 4 that you revised your valuation of the UAC transaction from your original valuation disclosed in your Form 8-K filed on October 29, 2010.  Consistent with your response to prior comment 4, please amend your pro forma financial statements contained within you Form 8-K filed on October 29, 2010.

Response: The Company will amend its Form 8-K filed on October 29, 2010 with revised pro forma financial statements similar to the pro forma financial statements included within its response to prior comment 4.

Aquamer Medical Corp. acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth in this letter please contact me at 508-647-0041 or 617-777-2807.

Regards

/s/ Edwin A. Reilly
Edwin A. Reilly
Chief Executive Officer